Exhibit 99.1

SOPHiA GENETICS Publishes Results of 2023 Annual General Meeting

BOSTON and Rolle, Switzerland, June 26, 2023 – SOPHiA GENETICS SA (Nasdaq: SOPH), a cloud-native software company in the healthcare space and a leader in data-driven medicine, is pleased to announce that its Annual General Shareholders Meeting (the “AGM“) was held at the Company’s new headquarters, La Piece 12, 1180 Rolle VD, Switzerland, earlier today at 14:00 CEST (8:00 a.m. EDT).

The Company’s shareholders approved each agenda item presented at the AGM. The AGM minutes and detailed voting results by agenda item, along with the 2022 ESG Impact Summary, will be published on the Company’s website in the investor section. They will also be filed with the U.S. Securities and Exchange Commission on Form 6-K.

Additionally, the Company would like to welcome the newly appointed director Lila Tretikov to its Board of Directors. Tretikov will be a strong addition to the Board of Directors, as she is a tremendous leader in the artificial intelligence (AI) and technology worlds. The Company looks forward to Tretikov’s future contributions.

The Company would also like to thank all shareholders represented for their votes and for their valued commitment and support.

For more information on SOPHiA GENETICS, visit SOPHiAGENETICS.COM, or connect on Twitter, LinkedIn, Facebook, and Instagram.

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About SOPHiA GENETICS
SOPHiA GENETICS (Nasdaq: SOPH) is a software company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-native platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by a broad network of hospital, laboratory, and biopharma institutions globally. For more information, visit SOPHiAGENETICS.COM, or connect on Twitter, LinkedIn, Facebook, and Instagram. Where others see data, we see answers.

SOPHiA GENETICS Forward-Looking Statements:

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, products, and technology, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of the date hereof. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor Contact:

ir@sophiagenetics.com